UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15-F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS
UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 333-228667

Sands China Ltd.
(Exact name of Registrant as specified in its charter)

The Venetian Macao Resort Hotel, L2 Executive Offices
Estrada da Baía de N. Senhora da Esperança, s/n
Macao SAR
Telephone: +853 8118-2888
(Address, including zip code, and telephone number, including area code, of registrant’s of principal executive offices)

4.600% Senior Notes due 2023
5.125% Senior Notes due 2025
5.400% Senior Notes due 2028
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☒ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I
Item 1. Exchange Act Reporting History

A.
Sands China Ltd. (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on December 19, 2018.

B.
The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Securities and Exchange Commission (the “Commission”) rules for the 12 months preceding the filing of this form, and has filed at least one annual report under Section 13(a).

Item 2. Recent United States Market Activity
The Company last issued securities in the United States in a registered offering under the Securities Act of 1933, as amended, on January 29, 2019, when it issued $1,695,850,000 aggregate principal amount of its 4.600% Senior Notes due 2023 (the “2023 Notes”), $1,786,475,000 aggregate principal amount of its 5.125% Senior Notes due 2025 (the “2025 Notes”) and $1,892,760,000 aggregate principal amount of its 5.400% Senior Notes due 2028 (the “2028 Notes” and, together with 2023 Notes and the 2025 Notes, the “Notes”) pursuant to an exchange offer relating to debt securities registered on Form F-4 (File No. 333-228667), which was declared effective on December 19, 2018.
Item 3. Foreign Listing and Primary Trading Market
Not applicable.
Item 4. Comparative Trading Volume Data
Not applicable.
Item 5. Alternative Record Holder Information
Not applicable.
Item 6. Debt Securities
As of the date hereof, there is under 300 record holders of each series of Notes.
Item 7. Notice Requirement

C.	Pursuant to Rule 12h-6(h), the Company disclosed its intent to terminate its reporting obligations under Section 13(a) or Section 15(d) of the Exchange Act, or both, as of the date hereof.

D.	The Company disseminated the notice in the United States by means of a filing with the Commission on Form 6-K with the submission date of April [•], 2019.
Item 8. Prior Form 15 Filers
Not applicable.
PART II
Item 9. Rule 12g3-2(b) Exemption
Not applicable.

PART III
Item 10. Exhibits
Not applicable.
Item 11. Undertakings
The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Sands China Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Sands China Ltd. certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Sands China Ltd.
(Registrant)

Date: April 23, 2019	By:	/s/ Dylan James Williams
Name: Dylan James Williams Title: Senior Vice President of Legal and Company Secretary